UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Q2 2015 Results

Item 1

Where needs take us

Consolidated Financial Statements (Unaudited)

As at June 30, 2015

In Millions of U.S. Dollars

Consolidated Statements of Financial Position (Unaudited)

	June 30, 2015	June 30, 2014	December 31, 2014
	$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	231	178	131
Short-term investments and deposits	77	82	116
Trade receivables	882	1,274	1,039
Derivatives and other receivables	226	208	155
Current tax assets	34	93	139
Inventories	1,201	1,351	1,335
Assets held for sale	50	-	225
Total current assets	2,701	3,186	3,140

Non-current assets
Investments in equity-accounted investees	161	199	185
Long-term deposits and receivables	14	15	12
Surplus in defined benefit plan	80	84	66
Long-term derivative instruments	-	16	-
Non-current inventories	41	63	57
Deferred tax assets	181	130	158
Property, plant and equipment	3,986	3,918	3,927
Intangible assets	1,028	825	803
Total non-current assets	5,491	5,250	5,208

Total assets	8,192	8,436	8,348

Current liabilities
Short-term credit and current portion of long-term debt	559	859	603
Trade payables	572	639	585
Provisions	38	38	35
Derivatives and other payables	531	621	695
Current tax liabilities	93	42	36
Liabilities held for sale	18	-	51
Total current liabilities	1,811	2,199	2,005

Non-current liabilities
Long-term debt	1,274	1,782	1,239
Debentures	1,065	275	1,064
Long-term derivative instruments	7	7	19
Deferred taxes	315	190	260
Employee benefits	614	726	659
Provisions	102	101	102
Total non-current liabilities	3,377	3,081	3,343

Total liabilities	5,188	5,280	5,348

Equity
Share capital	544	543	543
Share premium	149	134	134
Capital reserves	(261)	80	(135)
Retained earnings	2,805	2,633	2,692
Treasury shares	(260)	(260)	(260)
Total shareholders’ equity	2,977	3,130	2,974
Non-controlling interests	27	26	26
Total equity	3,004	3,156	3,000
Total liabilities and equity	8,192	8,436	8,348

Israel Chemicals Limited Quarterly Report 1

Consolidated Statements of Income (Unaudited)

	For the six-month period ended		For the three-month period ended		For the year ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	December 31, 2014
	$ millions	$ millions	$ millions	$ millions	$ millions
Sales	2,599	3,148	1,196	1,535	6,111
Cost of sales	1,817	2,043	860	993	3,915

Gross profit	782	1,105	336	542	2,196

Selling, transport and marketing expenses	306	429	136	209	839
General and administrative expenses	154	148	78	74	306
Research and development expenses, net	36	44	17	21	87
Other expenses	100	171	22	167	259
Other income	(236)	(8)	(24)	(7)	(53)

Operating income	422	321	107	78	758

Finance expenses	52	93	81	67	279
Finance income	(22)	(22)	(67)	(15)	(122)

Financing expenses, net	30	71	14	52	157

Share in earnings of equity-accounted investees	5	12	6	9	31

Income before income taxes	397	262	99	35	632

Income taxes	105	62	24	(33)	166

Net income	292	200	75	68	466

Attributable to the non-controlling interests	- *	1	- *	*	2

Net income attributable to the shareholders of the Company	292	199	75	68	464

Earnings per share attributable to the equity holders of the company:	US $	US $	US $	US $	US $

Basic earnings per share	0.230	0.156	0.059	0.053	0.365

Diluted earnings per share	0.230	0.156	0.059	0.053	0.365

* Less than $1 million.

2 Israel Chemicals Limited Quarterly Report

Consolidated Statements of Comprehensive Income (Unaudited)

	For the six-month period ended		For the three-month period ended		For the year ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	December 31, 2014
	$ millions	$ millions	$ millions	$ millions	$ millions
Net income	292	200	75	68	466

Components of other comprehensive income that may be reclassified subsequently to net income
Currency translation effects	(131)	(1)	81	(5)	(221)
Losses on derivatives designated as a cash flow hedge	(1)	(9)	(1)	(2)	(11)
Total	(132)	(10)	80	(7)	(232)

Items that will not be reclassified to net income
Actuarial gains (losses) from defined benefit plan	41	(59)	85	(31)	(103)
Income tax relating to items that will not be reclassified to net income	(9)	14	(20)	8	24
Total	32	(45)	65	(23)	(79)

Total comprehensive income	192	145	220	38	155

Attributable to the non-controlling interests	1	1	`- *	1	2

Comprehensive income attributable to the shareholders of the Company	191	144	220	37	153

* Less than $1 million.

Israel Chemicals Limited Quarterly Report 3

Consolidated Statements of Cash Flows (Unaudited)

	For the six-month period ended		For the three-month period ended		For the year ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	December 31, 2014
	$ millions	$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income	292	200	75	68	466
Adjustments for:
Depreciation and amortization	211	177	97	91	427
Interest expenses, net	30	54	16	42	74
Share in earnings of equity-accounted investees	(5)	(12)	(6)	(9)	(31)
Gain on sale of property, plant and equipment, net	-	(6)	-	(6)	(6)
Share-based compensation	6	5	4	2	12
Revaluation of assets and liabilities denominated in foreign currencies	(16)	2	20	5	(36)
Gain on achievement of control of an associated company	(7)	-	(7)	-	(36)
Gain from divestiture of subsidiaries	(223)	-	(14)	-	-
Income tax expenses	105	63	24	(32)	166
	393	483	209	161	1,036

Change in inventories	120	65	38	(18)	(33)
Change in trade and other receivables	90	(244)	195	(25)	(25)
Change in trade and other payables	(128)	(39)	(148)	(87)	55
Change in provisions and employee benefits	(93)	118	(23)	154	66
	382	383	271	185	1,099

Income taxes paid (received)	50	(77)	82	(53)	(159)
Interest received	1	1	-	1	2
Interest paid	(42)	(19)	(28)	(12)	(49)
Net cash provided by operating activities	391	288	325	121	893

Cash flows from investing activities
Proceeds from sale of property, plant and equipment	2	8	1	6	9
Proceeds from (investment in) short-term deposits and investments, net	40	15	44	(2)	(23)
Business acquisitions, net of cash acquired	(188)	(72)	(96)	(18)	(143)
Dividends from equity-accounted investees	12	12	-	3	17
Purchases of property, plant and equipment, net	(257)	(412)	(126)	(193)	(752)
Purchases of intangible assets	(48)	(36)	(29)	(16)	(83)
Proceeds from divestiture of subsidiaries, net*	372	-	31	-	-
Investments in and loans to equity-accounted investees	-	(23)	-	-	(23)
Proceeds from (investment in) long-term deposits and investments, net	(1)	1	2	-	2
Net cash used in investing activities	(68)	(507)	(173)	(220)	(996)

Cash flows from financing activities
Dividend paid to the company's shareholders	(210)	(673)	(210)	(174)	(845)
Dividend paid to non-controlling interests	(1)	-	(1)	-	(1)
Receipt of long-term debt	662	848	372	233	2,055
Repayment of long-term debt	(683)	(184)	(220)	(148)	(999)
Short-term credit from banks and others, net	9	218	(31)	119	(140)
Net cash provided by (used in) financing activities	(223)	209	(90)	30	70

Net change in cash and cash equivalents	100	(10)	62	(69)	(33)
Cash and cash equivalents as at beginning of the period	138	188	166	248	188
Net effect of currency translation on cash and cash equivalents	(7)	-	3	(1)	(16)
Cash and cash equivalents included as part of assets held for sale	-	-	-	-	(8)
Cash and cash equivalents as at end of the period	231	178	231	178	131

4 Israel Chemicals Limited Quarterly Report

Consolidated Statements of Cash Flows (Unaudited) (cont'd)

*Appendix A'- sale of previously consolidated subsidiaries

	For the six-month period ended	For the three-month period ended
	June 30, 2015	June 30, 2015
	$ millions	$ millions
Cash	7	-
Inventories	61	9
Receivables	28	1
Property, plant and equipment, net	37	6
Intangible assets, net	76	5
Payables	(30)	1
Employee benefits	(20)	(5)
Deferred taxes, net	(3)	-
Capital gain	223	14
Cash received	379	31
Less cash	(7)	-
Net cash	372	31

Israel Chemicals Limited Quarterly Report 5

Consolidated Statements of Changes in Equity (Unaudited)

								Non-
	Attributable to the shareholders of the Company							controlling	Total
								interests	equity
			Cumulative		Treasury		Total
	Share	Share	translation	Capital	shares,	Retained	shareholders’
	capital	premium	adjustments	reserves	at cost	earnings	equity
	$ millions
For the six month period ended June 30, 2015

Balance as at January 1, 2015	543	134	(201)	66	(260)	2,692	2,974	26	3,000

Issue of shares	1	15	-	-	-	-	16	-	16
Share-based compensation	- *	-	-	6	-	-	6	-	6
Dividends paid	-	-	-	-	-	(210)	(210)	- *	(210)
Comprehensive income	-	-	(131)	(1)	-	323	191	1	192

Balance as at June 30, 2015	544	149	(332)	71	(260)	2,805	2,977	27	3,004

* Less than $1 million.

6 Israel Chemicals Limited Quarterly Report

Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

								Non-
	Attributable to the shareholders of the Company							controlling	Total
								interests	equity
			Cumulative		Treasury		Total
	Share	Share	translation	Capital	shares,	Retained	shareholders’
	capital	premium	adjustments	reserves	at cost	earnings	equity
	$ millions
For the six month period ended June 30, 2014

Balance as at January 1, 2014	543	134	19	65	(260)	3,153	3,654	25	3,679

Share-based compensation	-	-	-	5	-	-	5	-	5
Dividends paid	-	-	-	-	-	(673)	(673)	-	(673)
Comprehensive income	-	-	-	(9)	-	153	144	1	145

Balance as at June 30, 2014	543	134	19	61	(260)	2,633	3,130	26	3,156

Israel Chemicals Limited Quarterly Report 7

Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

								Non-
	Attributable to the shareholders of the Company							controlling	Total
								interests	equity
			Cumulative		Treasury		Total
	Share	Share	translation	Capital	shares,	Retained	shareholders’
	capital	premium	adjustments	reserves	at cost	earnings	equity
	$ millions
For the three-month period ended June 30, 2015

Balance as at April 1, 2015	543	134	(413)	68	(260)	2,816	2,888	27	2,915

Issue of shares	1	15	-	-	-	-	16	-	16
Share-based compensation	- *	-	-	4	-	-	4	-	4
Dividends paid	-	-	-	-	-	(151)	(151)	- *	(151)
Comprehensive income	-	-	81	(1)	-	140	220	- *	220

Balance as at June 30, 2015	544	149	(332)	71	(260)	2,805	2,977	27	3,004

* Less than $1 million.

8 Israel Chemicals Limited Quarterly Report

Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

								Non-
	Attributable to the shareholders of the Company							controlling	Total
								interests	equity
			Cumulative		Treasury		Total
	Share	Share	translation	Capital	shares,	Retained	shareholders’
	capital	premium	adjustments	reserves	at cost	earnings	equity
	$ millions
For the three-month period ended June 30, 2014

Balance as at April 1, 2014	543	134	23	61	(260)	2,681	3,182	25	3,207

Share-based compensation	-	-	-	2	-	-	2	-	2
Dividends paid	-	-	-	-	-	(91)	(91)	-	(91)
Comprehensive income	-	-	(4)	(2)	-	43	37	1	38

Balance as at June 30, 2014	543	134	19	61	(260)	2,633	3,130	26	3,156

Israel Chemicals Limited Quarterly Report 9

Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

								Non-
	Attributable to the shareholders of the Company							controlling	Total
								interests	equity
			Cumulative		Treasury		Total
	Share	Share	translation	Capital	shares,	Retained	shareholders’
	capital	premium	adjustments	reserves	at cost	earnings	equity
	$ millions
For the year ended December 31, 2014

Balance as at January 1, 2014	543	134	19	65	(260)	3,153	3,654	25	3,679

Share-based compensation	-	-	-	12	-	-	12	-	12
Dividends paid	-	-	-	-	-	(845)	(845)	(1)	(846)
Comprehensive income	-	-	(220)	(11)	-	384	153	2	155

Balance as at December 31, 2014	543	134	(201)	66	(260)	2,692	2,974	26	3,000

10 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2015 (Unaudited)

Note 1 – The Reporting Entity

Israel Chemicals Ltd. (hereinafter – “the Company” or “ICL”), is a Company domiciled and incorporated in Israel, the shares of which are traded on the Tel-Aviv Stock Exchange in Israel and on the New York Stock Exchange (“NYSE”) in the United States. The Company and its subsidiaries, associated companies and joint ventures (hereinafter –the “Company” and/or “ICL”) are a leading global specialty minerals Company that operates a unique, integrated business model. The Company’s main shareholder is Israel Corporation Ltd.

ICL is a global manufacturer of products based on specialty minerals that fulfill humanity’s essential needs primarily in three markets: agriculture, food and engineered materials, by utilizing a unique, integrated business model.

The agricultural products produced by ICL help to feed the world’s growing population. The potash and phosphates that it mines and manufactures are used as ingredients in fertilizers and serve as an essential component in the pharmaceutical and food additives industries. ICL’s bromine and phosphorous-based applications allow the safe and widespread use of a variety of products and materials, help to create energy that is more efficient and environmentally friendly and prevent the spread of forest fires. The food additives that ICL produces enable people to have greater access to more varied and higher quality food.

Note 2 – Significant Accounting Policies

A.	Basis of Presentation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These consolidated financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2014 (hereinafter – “the Annual Financial Statements”), as filed with the Securities and Exchange Commission ("SEC"). The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in management's opinion include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

Commencing from Q2 2015, the Company's financial statements are presented in USD millions rather than USD thousands. The comparative financial information was adjusted accordingly.

These condensed consolidated interim financial statements were approved for publication by the Company’s Board of Directors on August 11, 2015.

Israel Chemicals Limited Quarterly Report 11

Notes to the condensed consolidated interim financial statements as at June 30, 2015 (Unaudited)

Note 2 – Significant Accounting Policies (Cont'd)

B. New Standards, Amendments and Interpretations not yet Adopted

IFRS 15, Revenue from Contracts with Customers

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 provides new and more extensive disclosure requirements than those presently existing. IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

The Company has not yet commenced examining the effects of adopting IFRS 15 on the financial statements.

IFRS 9 (2014), Financial Instruments

The Standard includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. The Standard will be applied retrospectively with some exemptions.

The Company has not yet commenced examining the effects of adopting IFRS 9 (2014) on the financial statements.

Note 3 - Acquisitions and Divestitures of Activities

Divestiture of non-core activities:

Further to Note 11A to the Company's Annual Financial Statements, in January 2015, the alumina, paper and water industry (APW) transaction was closed and in February 2015, the thermoplastic products for the footwear industry (Renoflex) and the hygiene products for the food industry (Anti-Germ) deals were closed. As a result of completion of the sale of these activities, in the first quarter of 2015 the Company recognized a capital gain of $209 million, which was included under "other income" in the statement of income ($158 million net of tax).

During the second quarter of 2015, the Company completed the sale of the pharmaceutical and gypsum businesses (PCG), and as a result it recognized a gain of $14 million which was included under “other income” in the statement of income ($11 million net of tax).

12 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2015 (Unaudited)

Note 3 - Acquisitions and Divestitures of Activities (Cont'd)

Acquisition of Prolactal:

In March 2015, the Company completed the acquisition of Prolactal, a leading European producer of dairy proteins for the food and beverage industry. Prolactal, a privately-held company with sales of approximately €100 million in 2014, produces a range of functional dairy proteins used by the beverage, dairy and meat industries to stabilize and improve the nutritional value of beverages and foods. The combination of ICL’s backward integrated specialty phosphate capabilities, Prolactal’s protein capabilities and both companies’ advanced know-how will enable ICL Food Specialties to provide a broader selection of innovative, value-added food additives for improvement of texture and stability that outperform other currently available solutions, and to meet the growing demand for healthy foods and beverages containing higher protein levels. The acquisition of Prolactal constitutes a strategic step aimed at strengthening and expanding ICL's core business activities in the area of specialty-food ingredients.

Acquisition of Allana Potash:

In March 2015, the Company signed an agreement to acquire the shares of Allana Potash (hereinafter – "Allana"), a company that focuses on acquisition and development of potash assets, the shares of which were traded on the Toronto Stock Exchange. Allana holds a concession to mine potash in Ethiopia, through its subsidiary, Allana Potash Afar Plc. Pursuant to its feasibility study, the Company estimates that its Danakhil project could yield up approximately 1.5 million tonnes of potash production per year for 25 years.

On June 22, 2015, the Company acquired the balance of Allana’s shares (83.78%) for the total consideration of approximately $112 million of which approximately $96 million was in cash, and approximately $16 million was by means of issuance of 2,225,337 ordinary shares of the Company, their fair value is based on the price of ICL's shares on June 22, 2015 ($7.08 per share).

As part of the acquisition, a gain of $7 million was realized, which represents the gain created as a result of re-measurement of the fair value of the 16.22% of the shares of the acquired company that ICL held prior to obtaining control. The gain was recorded under "other income" in the statement of income.

Note 4 - Operating Segments

General

The basis of the segmentation and the measurement basis for the segment profit or loss are the same as presented in Note 5 "Operating Segments" to the Annual Financial Statements.

ICL is a global enterprise, which operates mainly in the fields of fertilizers and specialty chemicals, in three reporting segments – Fertilizers, Industrial Products and Performance Products.

Israel Chemicals Limited Quarterly Report 13

Notes to the condensed consolidated interim financial statements as at June 30, 2015 (Unaudited)

Note 4 - Operating Segments (Cont’d)

B. Operating segment data

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	$ millions

For the three-month period ended June 30, 2015

Sales to external parties	201	387	-	588	244	341	23	-	1,196
Inter-segment sales	37	43	(25)	55	3	23	4	(85)	-
Total sales	238	430	(25)	643	247	364	27	(85)	1,196

Operating income (loss) attributed to segment	11	41	1	53	(15)	52	(10)		80

Expenses not allocated to segments and intercompany eliminations									27
Operating income									107

Financing expenses									(81)
Financing income									67
Share in income of investee companies accounted for using the equity method of accounting									6
Income before taxes on income									99

Capital expenditures	270	45	-	315	14	8	2	-	339
Capital expenditures not allocated									27
Total capital expenditures									366

Depreciation and amortization	25	45	-	70	15	10	1	-	96
Depreciation and amortization not allocated									1
Total depreciation and amortization									97

14 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2015 (Unaudited)

Note 4 - Operating Segments (Cont’d)

B. Operating segment data (cont'd)

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	$ millions

For the three-month period ended June 30, 2014

Sales to external parties	387	375	-	762	355	389	29	-	1,535
Inter-segment sales	58	29	(28)	59	4	20	9	(92)	-
Total sales	445	404	(28)	821	359	409	38	(92)	1,535

Operating income (loss) attributed to segment	131	21	(1)	151	(113)	50	(2)		86

Expenses not allocated to segments and intercompany eliminations									(8)
Operating income									78

Financing expenses									(67)
Financing income									15
Share in income of investee companies accounted for using the equity method of accounting									9
Income before taxes on income									35

Capital expenditures	97	37	-	134	26	19	2	-	181
Capital expenditures not allocated									15
Total capital expenditures									196
									-
Depreciation and amortization	26	32	-	58	17	14	1	-	90
Depreciation and amortization not allocated									1
Total depreciation and amortization									91

Israel Chemicals Limited Quarterly Report 15

Notes to the condensed consolidated interim financial statements as at June 30, 2015 (Unaudited)

Note 4 - Operating Segments (Cont’d)

B. Operating segment data (cont'd)

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	$ millions

For the six-month period ended June 30, 2015

Sales to external parties	544	797	-	1,341	524	685	49	-	2,599
Inter-segment sales	71	85	(42)	114	6	43	10	(173)	-
Total sales	615	882	(42)	1,455	530	728	59	(173)	2,599

Operating income (loss) attributed to segment	103	84	2	189	(31)	*257	(13)		402

Expenses not allocated to segments and intercompany eliminations									20
Operating income									422

Financing expenses									(52)
Financing income									22
Share in income of investee companies accounted for using the equity method of accounting									5
Income before taxes on income									397

Capital expenditures	328	77	-	405	22	113	4	-	544
Capital expenditures not allocated									44
Total capital expenditures									588

Depreciation and amortization	50	74	-	124	30	53	3	-	210
Depreciation and amortization not allocated									1
Total depreciation and amortization									211

* Includes capital gain in the amount of $223 million, from sale of non-core businesses – see note 3.

16 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2015 (Unaudited)

Note 4 - Operating Segments (Cont’d)

B. Operating segment data (cont'd)

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	$ millions

For the six-month period ended June 30, 2014

Sales to external parties	833	804	-	1,637	688	761	62	-	3,148
Inter-segment sales	103	65	(51)	117	8	39	16	(180)	-
Total sales	936	869	(51)	1,754	696	800	78	(180)	3,148

Operating income (loss) attributed to segment	277	51	3	331	(79)	90	(5)		337

Expenses not allocated to segments and intercompany eliminations									(16)
Operating income									321

Financing expenses									(93)
Financing income									22
Share in income of investee companies accounted for using the equity method of accounting									12
Income before taxes on income									262

Capital expenditures	223	64	-	287	46	75	4	-	412
Capital expenditures not allocated									35
Total capital expenditures									447

Depreciation and amortization	54	60	-	114	33	26	3	-	176
Depreciation and amortization not allocated									1
Total depreciation and amortization									177

Israel Chemicals Limited Quarterly Report 17

Notes to the condensed consolidated interim financial statements as at June 30, 2015 (Unaudited)

Note 4 - Operating Segments (Cont’d)

B. Operating segment data (cont'd)

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	$ millions

Year 2014:

Sales to external parties	1,620	1,522	-	3,142	1,317	1,533	119	-	6,111
Inter-segment sales	196	156	(93)	259	20	81	29	(389)	-
Total sales	1,816	1,678	(93)	3,401	1,337	1,614	148	(389)	6,111

Operating income (loss) attributed to segment	536	133	1	670	(62)	197	(9)		796

Expenses not allocated to segments and intercompany eliminations									(38)
Operating income									758

Financing expenses									(279)
Financing income									122
Share in profits of investee companies accounted for using the equity method of accounting									31
Income before taxes on income									632

Capital expenditures	457	153	-	610	108	203	8	-	929
Capital expenditures not allocated									29
Total capital expenditures									958

Depreciation and amortization	103	122	-	225	123	71	7	-	426
Depreciation and amortization not allocated									1
Total depreciation and amortization									427

18 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2015 (Unaudited)

Note 4 - Operating Segments (Cont'd)

C. Sales by Main Business Lines

Set forth below is additional information regarding sales of the Company's main business lines (before offset of intersegment sales):

Potash – potash is the common name for potassium chloride, which is a widely used source for potassium, one of the major nutrients essential for plant development, which helps to protect plants from diseases and pests, to adjust to dynamic weather conditions, regulates the water in a plant, strengthen stalks, and encourages plants to absorb more nutrients. ICL sells potash as fertilizer for direct application and to compound fertilizers manufacturers. In addition, ICL uses potash for its own production of compound fertilizers, mainly phosphorous-based and potash-based.

Phosphate – phosphorous is also one of the three major nutrients essential for plant development and directly contributes to a wide range of physiological plant processes, including production of sugars (including starch), photosynthesis and energy transfer. Phosphate is found in phosphate rock. The ICL phosphate business’ main products are: phosphate rock, phosphoric acid and fertilizers.

Specialty Fertilizers (SF) – specialty fertilizers are concentrated fertilizers with high efficiency, allowing a more precise delivery of the essential nutrients for plant development (phosphorous, potassium and nitrogen). ICL Specialty Fertilizers supplies superior-quality, cost-effective products that help growers achieve higher yields and better quality, in spite of scarce water and limited arable land. These fertilizers include: controlled release fertilizers (CRF), slow release fertilizers (SRF), soluble fertilizers, liquid fertilizers and peat used as a growing bed for various crops, usually containing CRF and crop-protection products.

Flame retardants – bromine, phosphorous or magnesia-based chemical compounds used worldwide in electronic, vehicle, construction and textile products and which act mainly to reduce the danger of ignition of a fire or to thwart the spreading of a fire in products wherein they serve as a raw material.

Industrial solutions – this business line produces and supplies elemental bromine for a variety of uses in the chemical industry, as well as bromine and phosphorous compounds used in a number of different industries globally, such as the rubber industry, the pharmaceutical and agronomic industry, polyester fibers (in the production of fabrics and plastic bottles), and clear brine fluids used for balancing pressure in oil and gas drillings. This business also includes bromine-based biocides used for industrial water treatment, pure potash and Dead Sea minerals for various food, pharma and industrial applications, magnesia products used for the paper industry, detergents and oil additives catalysts and stabilizers.

Advanced additives – this business line supplies mainly phosphoric acid, which is used as a raw material in the metals treatment, paints and coating and detergents industries. In addition, the unit supplies P2S5, a primary ingredient in lubricating oil additives and insecticides, as well as fire retardant products used mainly to fight forest fires.

Food Specialties – ICL Food Specialties is a leader in creative food ingredients and phosphate additive which provide texture and stability solutions to the processed meat, fish, dairy, baked goods and processed foods markets.

Israel Chemicals Limited Quarterly Report 19

Notes to the condensed consolidated interim financial statements as at June 30, 2015 (Unaudited)

Note 4 - Operating Segments (Cont'd)

C. Sales by Main Business Lines (Cont’d)

	1-6/2015		1-6/2014		4-6/2015		4-6/2014		2014
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Potash	615	24	936	30	238	20	445	29	1,816	30
Phosphate	495	19	435	14	238	20	195	13	908	15
Specialty Fertilizers	387	15	434	14	192	16	209	14	770	13
Flame Retardants	169	7	231	7	85	7	117	8	470	8
Industrial Solutions	313	12	412	13	130	11	211	14	786	13
Advanced Additives	367	14	309	10	197	16	157	10	653	11
Food Specialties	301	12	262	8	148	12	133	9	525	9
All other and setoff	(48)	(2)	129	4	(32)	(3)	69	4	183	3
Total	2,599	100	3,148	100	1,196	100	1,535	100	6,111	100

D. Sales by Main Countries

	1-6/2015		1-6/2014		4-6/2015		4-6/2014		2014
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

USA	575	22	606	19	265	22	309	20	1,299	21
Brazil	260	10	247	8	164	14	132	9	516	8
Germany	257	10	289	9	120	10	134	9	531	9
United Kingdom	170	7	191	6	64	5	81	5	335	5
France	165	6	201	6	69	6	95	6	364	6
Spain	150	6	182	6	63	5	83	5	342	6
China	136	5	329	10	55	5	135	9	525	9
Israel	112	4	155	5	55	5	78	5	284	5
India	85	3	98	3	36	3	78	5	272	4
All other	689	27	850	27	305	25	410	27	1,643	27
Total	2,599	100	3,148	100	1,196	100	1,535	100	6,111	100

20 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2015 (Unaudited)

Note 5 - Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the books of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the book value and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

	June 30, 2015		June 30, 2014		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Loans bearing fixed interest (1)	205	222	175	188	199	216

Debentures bearing fixed interest
Marketable (2)	792	813	-	-	792	815
Non-marketable(3)	281	285	350	351	350	356
	1,278	1,320	525	539	1,341	1,387

(1)	The fair value of the shekel euro and dollar loans issued bearing fixed interest is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the market interest rates on the measurement date for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as at June 30, 2015 for the shekel, euro and dollar loans was 3.21%, 1.52% and 3.01%, respectively (December 31, 2014 – 3.22%, 1.53% and 3.18%, respectively).

(2)	The fair value of the marketable debentures is based on the quoted stock exchange price and is classified as Level 1 in the fair value hierarchy.

(3)	The fair value of the non-marketable debentures is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the Libor rate customary in the market for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as at June 30, 2015 was 4.86% (December 31, 2014 – 4.04%).

Israel Chemicals Limited Quarterly Report 21

Notes to the condensed consolidated interim financial statements as at June 30, 2015 (Unaudited)

Note 5 - Financial Instruments and Risk Management (cont'd)

B. Hierarchy of fair value

The following table presents an analysis of the financial instruments measured at fair value, using the valuation method in accordance with hierarchy fair value levels.

The following levels were defined:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments

Level 2: Observed data in the market (directly or indirectly) not included in Level 1 above.

	June 30, 2015
	Level 1	Level 2	Total
	$ millions	$ millions	$ millions

Securities held for trading purposes	27	-	27
Derivatives used for hedging, net	-	(17)	(17)
	27	(17)	10

	June 30, 2014
	Level 1	Level 2	Total
	$ millions	$ millions	$ millions

Securities held for trading purposes	29	-	29
Derivatives used for hedging, net	-	30	30
	29	30	59

	December 31, 2014
	Level 1	Level 2	Total
	$ millions	$ millions	$ millions

Securities held for trading purposes	45	-	45
Derivatives used for hedging, net	-	(95)	(95)
	45	(95)	(50)

22 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2015 (Unaudited)

Note 6 – Long-Term Debt

1.	On March 23, 2015, ICL entered into an agreement with a group of eleven international banks, which will provide ICL a revolving credit facility in the total amount of $1,705 million, on the following terms:

a.	The loan agreement is for a term of five full years from the signing date of the credit facility.

b.	The loan agreement does not include an undertaking for minimum use of the credit facility. A non-utilization fee will be at the rate of 0.21% per year.

c.	Annual interest will apply to the amount of the loan actually used, scaled to the amount of the credit facility actually used, as follows:

•	Up to 33% use of the credit:	Libor + 0.7%.

•	From 33% to 66% use of the credit:	Libor + 0.8% (on the entire sum used).

•	66% or more use of the credit:	Libor + 0.95% (on the entire sum used).

d.	ICL has an option to choose between a dollar loan and a euro loan.

e.	Under the loan agreement, ICL undertook restrictions that include financial covenants (which are identical to the financial covenants applicable to the Company's prior loans, as detailed in the Company's Annual Financial Statements), a cross-default mechanism and a negative pledge.

This loan agreement replaces credit facilities taken out in March 2011 and in December 2011 in the aggregate amount of $1,325 million for a period of five years and credit lines in the amount of $125 million that were taken out in the beginning of 2014, all of which were repaid during the period of the report.

2.	Subsequent to the date of the report, in July 2015, a few subsidiaries signed a securitization transaction with respect to trade receivables with three international banks, whereby the companies will sell all their trade receivables to a designated company that was established for this purpose.

The withdrawal framework of the securitization transaction is $405 million. This agreement replaces the prior securitization agreement, in the amount of $350 million, which came to an end in July 2015. The Company's policy is to utilize the securitization framework based on its cash-flow needs, alternative financing sources and market conditions. The present securitization agreement will remain in effect up to July 2020.

Note 7- Impairment and Provision for Employee Retirement

1.	Execution of the Company's strategy to focus on the key end markets, the Company has commenced a process of divesting activities involving services located in Germany and, accordingly, during the first quarter of 2015, the Company reclassified these activities as "assets held for sale". As a result of re-measurement of these assets, based on the lower of their carrying value in the books and their fair value (less selling expenses), in the first quarter the Company recognized a loss in the amount of $34 million, which was included under "other expenses" in the statement of income ($28 million net of tax).

Israel Chemicals Limited Quarterly Report 23

Notes to the condensed consolidated interim financial statements as at June 30, 2015 (Unaudited)

Note 7- Impairment and Provision for Employee Retirement (Cont'd)

2.	Further to the agreement with the Workers Councils dated May 28, 2015, an efficiency plan is being implemented in ICL Dead Sea and ICL Neot Hovav, as described in Note 9 below. As a result, the Company increased the provision for employee benefits in respect of conclusion of employment such that the total update of the provision amounted to $42 million ($36 million was recorded in the first quarter of 2015).

Note 8 - Share Capital, Equity Plans and Dividend Declared per Share

1.	On May 10, 2015 and June 1, 2015, and on May 12, 2015 and June 5, 2015, the Company’s Compensation Committee and Board of Directors, respectively, approved allocation of up to 7,931,500 non-marketable and non-transferrable options, for no consideration, exercisable for up to 7,931,500 of the Company's ordinary shares, and up to 1,397,302 restricted shares, to approximately 550 of the Company's officers and senior employees. The said allocation includes a significant private placement of 404,220 options and 68,270 restricted shares to the Chairman of the Company's Board of Directors and of 530,356 options and 89,574 restricted shares to ICL's Chief Executive Officer, which was approved by the General Meeting of the Company's shareholders by special majority, on June 29, 2015.

The options and restricted shares will vest in three equal tranches: one-third at the end of 12 months after the grant date, one-third at the end of 24 months after the grant date and one-third at the end of 36 months after the grant date. The expiration date of the options in the first and second tranches is at the end of 36 months after the grant date and the expiration date of the options in the third tranche is at the end of 48 months after the grant date.

The grant date is the date on which all the contingent conditions for allocation have been met, as detailed in the Equity Compensation Plan (2014) included as an exhibit to the S-8 registration statement filed by the Company on July 7, 2015, including approval of the Tel-Aviv Stock Exchange for the listing for trade of the exercise shares and the restricted shares, and, with respect to the Chairman of the Company's Board of Directors and to the Chief Executive Officer, including approval of the General Meeting of the Company’s shareholders.

Each option may be exercised for one ordinary share of NIS 1 par value of the Company. The ordinary shares issued as a result of exercise of the options have the same rights as the Company’s ordinary shares, immediately upon the issuance thereof. The options issued to the employees in Israel are subject to the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) and the regulations promulgated thereunder. The Company elected to execute the issuance through a trustee, under the Capital Gains Track. The exercise price is about $7.17 per option. This price was set in NIS (NIS 27.76) and is linked to the CPI that is known on the date of payment. In a case of distribution of a dividend by the Company, the exercise price is reduced on the “ex-dividend” date, by the amount of the dividend per share (gross), based on the amount thereof in NIS on the effective date.

24 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at June 30, 2015 (Unaudited)

Note 8 - Share Capital, Equity Plans and Dividend Declared per Share (Cont'd)

1.	(Cont'd)

The total fair value of all the options was estimated through application of the binomial model for option pricing and is approximately $9.3 million, of which approximately $475 thousand relates to the Chairman of the Company's Board of Directors and approximately $623 thousand relates to the Chief Executive Officer.

The expected fluctuation for the first, second and third tranche is 25.4%, 25.4% and 28.8%, respectively, determined based on the historical volatility of the prices of the Company's shares. Since the life span of each tranche is different, the Company made use of the fluctuation rate and the risk-free interest rate that is appropriate for each tranche. The life span of the options was determined in accordance with Management's estimation regarding the period the employees will hold the options, taking into account their positions in the Company and the Company's past experience in connection with employee turnover. The risk-free interest rate was determined based on the yield to maturity on index-linked government bonds, where their remaining period is equal to the expected life span of the options.

The total fair value of the said restricted shares is approximately $9.7 million, of which approximately $475 thousand relates to the Chairman of the Company's Board of Directors and approximately $623 thousand relates to the Chief Executive Officer. The value of the restricted shares offered to the offerees was determined according to the closing price on the Stock Exchange on the last trading day prior to the date of approval by our Board of Directors (approximately NIS 26.94 / $6.96).

The cost of the embedded benefit of the said plans is recognized in the income statements over the vesting period of each tranche.

2.	On May 10, 2015 and May 12, 2015, the Company’s Compensation Committee and Board of Directors, respectively, approved the terms of employment of Mr. Nir Gilad as Chairman of the Company's Board of Directors, in accordance with the Company’s compensation policy, and on June 29, 2015, the General Meeting of the Company's shareholders approved Mr. Gilad’s employment terms. The terms of Mr. Gilad’s employment are as follows: (1) an annual gross annual salary of $800,000; (2) an annual target bonus of $720,000; and (3) a long-term annual bonus of $950,000. The advance notice for termination of the engagement was set at 6 months if at the initiation of the Chairman of the Board of Directors and at 12 months if at the initiation of the Company. It is noted that commencing from the date of approval by the General Meeting of the Company's shareholders, the management agreement with Israel Corporation was updated and the total management fees paid were reduced to $1 million.

3.	On May 12, 2015, the Company's Board of Directors decided to distribute a dividend, in the amount of $151 million, about $0.12 per share. The dividend was distributed on June 23, 2015.

4.	On August 11, 2015, the Company's Board of Directors decided to distribute a dividend, in the amount of $52.5 million, about $0.04 per share. The dividend will be distributed on September 10, 2015 with a record date of August 27, 2015.

Israel Chemicals Limited Quarterly Report 25

Note 9 - Contingencies, Litigations and Other Matters

1.	On February 2, 2015, the Workers Council of Bromine Compounds Ltd. ("Bromine Compounds"), which belongs to ICL's Industrial Products segment, started a full-scale strike at Bromine Compounds' plants in Neot Hovav and halted all shipments of goods from the plants. The strike at the plants came, among other things, in response to the efficiency programs that the Company is currently executing in Neot Hovav, whereby the Company requested that a number of employees employed under a collective agreement will be dismissed and/or will leave under early retirement conditions. On February 19, 2015, in response to the termination letters that were sent to employees of Bromine Compounds, and further to similar efficiency discussions held at Dead Sea Works (“DSW”), the Workers Council of DSW gave notice of a full-scale strike at DSW's facilities in Sodom, including the bromine facility and the power station.

On May 28, 2015, an agreement was signed between DSW and Bromine Compounds and between the General Workers Council (Histadrut), the DSW Workers Council and the Bromine Compounds Workers Council, ending the strike, the employment disputes and the legal proceedings pending among the parties, and allowing the immediate return of the employees to full employment (hereinafter: the "Agreement").

The key elements of the Agreement are as follows:

a.	210 employees will voluntarily retire under the early retirement route.

b.	38 employees will end their employment by December 31, 2015 under the severance pay route (or earlier under certain conditions), and will be entitled to special severance pay in excess of that prescribed by law.

c.	The parties consent to implementation of the efficiency plans in DSW and Bromine Compounds and to implementation of the plan to establish the regional shared services center (under ICL Israel).

d.	During the period beginning on the signing date of the Agreement and up to completion of the efficiency plans or until December 31, 2018, whichever occurs first (the "Efficiency Period"), no collective dismissal, including early retirement which is not voluntary, shall take place in DSW and in Bromine Compounds. Despite the aforesaid, up to July 1, 2017, the management of Bromine Compounds may execute an early retirement plan which is not voluntary retirement, wherein up to 45 employees, included in a list agreed upon with the employees' representatives, shall retire subject to certain terms specified in the Agreement.

e.	During the Efficiency Period it was determined, among other things, that the management may transfer employees and may adjust the number of positions in the companies, perform structural and organizational changes, and establish and operate new installations and projects.

f.	Management will be permitted to transfer employees under the existing employment agreements – this being in addition to the employee transfer provisions in Section e. above.

26 Israel Chemicals Limited Quarterly Report

Note 9 - Contingencies, Litigations and Other Matters (Cont'd)

1.	(Cont'd)

In light of the Agreement, the Company increased the provision for employee benefits in respect of conclusion of employment, such that as at the date of the report the provision was increased by $42 million (of which $36 million was recorded in the first quarter of 2015).

2.	Further to Note 23 to the Annual Financial Statements and 6-k reports, as part of the arbitrator's ruling an examiner was appointed to implement the price formula based on the data received from DSW and Haifa Chemicals. The examiner commenced the examination process in respect of the years 2011, 2012 and 2013, as a result of Haifa Chemicals' request to commence the examination process in respect of the aforesaid years.

On May 31, 2015 a ruling was rendered by the examiner with respect to implementation of the price formula regarding the above-mentioned years, whereby Haifa Chemicals met the threshold requirement only in 2012-2013 and, therefore, the examination process of DSW's costs will continue with respect to these years.

On June 8, 2015, DSW filed a petition in the District Court in Haifa contending that the examiner overstepped his authority regarding several assumptions that were taken into account as part of implementation of the price formula and as a result his examination is null and void.

The Company is currently in commercial negotiations and proceedings to settle the accounts for the prior periods (2009-2015) and to determine the future price of potash in order to establish more clarity for future periods. Based on the status of the negotiations, the Company estimates that the overall net result (receivable or payable) in respect to prior periods will be insignificant. Therefore, no provision or accrued income has been included in the financial statements. If negotiations are unsuccessful, the Company will reconsider its legal steps and the relevant implications.

3.	On December 29, 2013, an assessment was received from the Israeli Tax Authority (“ITA”) whereby the Company is required to pay tax in addition to the amount it already paid in respect of the years 2009-2011, in the amount of approximately NIS 983 million (approximately $250 million). The Company appealed the ITA's assessment. On January 27, 2015, an Order was received from the ITA regarding the additional tax as determined in the assessment referred to above. The main contentions of the ITA are that ICL's subsidiaries: DSW and Rotem Amfert Negev, are not entitled to benefits under the Law for Encouragement of Capital Investments – commencing on the enacted date of Amendment No. 60 to this Law, in 2005 or, alternatively, the mining and water pumping activities, including the activities in the evaporation pond, are not industrial activities and, therefore, they are not entitled to benefits under the Law for Encouragement of Capital Investments. The Company disagrees with the ITA's position and on February 25, 2015 it filed an appeal of the Order. The Company estimates that it is more likely than not that the Company's claims will be accepted at the end of the appeal process and, therefore, no provision for tax has been included in the financial statements as a result of the said assessment.

Israel Chemicals Limited Quarterly Report 27

Note 9 - Contingencies, Litigations and Other Matters (Cont'd)

4.	On June 11, 2015, a claim and application for certification was filed in the District Court of Tel Aviv-Jaffa against eleven defendants, including a subsidiary of the Company, Fertilizers and Chemicals Ltd., regarding claims relating to air pollution in Haifa Bay (Israel) and damage resulting from it, according to the claims, to the population of Haifa Bay. The scope of the claim is approximately NIS 14.4 billion ($3.8 billion).

The Company is reviewing the claim. In light of the preliminary stage of the claim, it is not possible to estimate the chances that it will be accepted.

5.	On June 2015, a fire broke out in one of the facilities of the subsidiary, Rotem Amfert in Israel. The Company has insurance coverage for most of the direct damage. In the period of the report, the Company recognized an expense of $10 million, which reflects the amount of the Company’s self-participation (deductible).

6.	On June 16, 2015, a petition was filed in the Israeli Court for Water Matters, wherein the Government Water Authority is requested to act to regulate and supervise the use of water sources by DSW, this being, among other things, by means of determining pumping limits as part of the production licenses and imposition of production levies.

The Company estimates that the chances that the petition will be accepted are lower than chances its will be rejected.

28 Israel Chemicals Limited Quarterly Report

ICL

Where needs take us

ICL

Operating and Financial Review June 30, 2015

Israel Chemicals Limited Quarterly Report 29

OPERATING AND FINANACIAL REVIEW AND PROSPECTS

FORWARD-LOOKING STATEMENTS

This Quarterly Report contains statements that constitute “forward-looking statements”, many of which can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential” among others.

Forward-looking statements appear in a number of places in this report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s current beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those in “Item 3. Key Information—D. Risk Factors” in the Company's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 20, 2015. These risks and uncertainties include factors relating to: loss or impairment of business licenses or mining permits or concessions; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; accidents or disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; labor disputes, slowdowns and strikes involving our employees; currency rate fluctuations; rising interest rates; general market, political or economic conditions in the countries in which we operate; pension and health insurance liabilities; price increases or shortages with respect to our principal raw materials; volatility of supply and demand and the impact of competition; changes to laws or regulations (including environmental protection and safety and tax laws or regulations), or the application or interpretation of such laws or regulations; government examinations or investigations; the difference between actual reserves and our reserve estimates; failure to integrate or realize expected benefits from acquisitions and joint ventures; volatility or crises in the financial markets; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; decreases in demand for bromine-based products and other industrial products; litigation, arbitration and regulatory proceedings; closing of transactions, mergers and acquisitions; war or acts of terror; and other risk factors

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update or revise them or any other information contained in this report, whether as a result of new information, future developments or otherwise. You are advised, however, to read any additional disclosures included in the Immediate Reports furnished by the Company to the SEC on Form 6-K.

30 Israel Chemicals Limited Q2 2015 Results

Performance Overview

Overview

We are a leading global specialty minerals company that operates a unique, integrated business model. We extract raw materials and utilize sophisticated processing and product formulation technologies to add value to customers in three attractive end-markets: agriculture, food and engineered materials. These three end-markets constitute over 90% of our sales.

Our “2020—Next Step Forward” corporate strategy is targeted to fulfill essential needs in our three core markets. We have developed a strategic plan based on three value-creating pillars: (1) Efficiency: improvements and operational excellence measures in our existing operations; (2) Growth: organic and external expansion of our value chain, from specialty minerals to the agriculture, food and engineered materials end markets; and (3) Enablers: creating one global ICL, strengthening innovation, providing an empowering environment for our employees and aligning management with our external and internal stakeholders in order to support our growth and efficiency goals. We intend to implement this strategy while maintaining our strong financial position and our current dividend policy of distributing up to 70% of our net income.

Segments

Our operations are organized into three segments: (1) Fertilizers – which includes potash and phosphate fertilizers as well as specialty fertilizers; (2) Industrial Products – Flame Retardants and Industrial Solutions which include also the Microbial Control and Specialty Minerals business units; and (3) Performance Products – which includes the Advanced Additives and Food Specialties business units.

ICL Fertilizers – ICL Fertilizers extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Fertilizers processes the potash into its types and markets it throughout the world, mainly in Europe, Brazil, India and China. This segment also uses part of the potash to produce compound fertilizers.

In addition, ICL Fertilizers mines and processes phosphate rock in open mines in the south of Israel, and produces in Israel sulfuric acid, agricultural phosphoric acid, phosphate fertilizers, compound fertilizers (based mainly on potash and phosphates), liquid fertilizers and soluble fertilizers. ICL Fertilizers also manufactures compound fertilizers in the Netherlands, Germany and Belgium, liquid fertilizers and soluble fertilizers in Spain, slow-release fertilizers and controlled-release fertilizers in the Netherlands and in the United States, and phosphate-based food additives for livestock, in Turkey and in Israel.

ICL Industrial Products – ICL Industrial Products produces bromine out of a solution that is created as a by-product of the potash production process in Sodom, Israel, as well as bromine-based compounds. ICL Industrial Products uses most of the bromine it produces for self-production of bromine compounds at production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products extracts salt, magnesia and chlorine from Dead Sea brine, and produces chlorine-based products for water treatment in Israel and the United States. In addition, ICL Industrial Products is engaged in the production and marketing of flame retardants and additional phosphorus-based products.

Israel Chemicals Limited Q2 2015 Results 31

ICL Performance Products – ICL Performance Products further cleans some of the agricultural phosphoric acid manufactured by ICL Fertilizers, purchases cleaner phosphoric acid from other sources and also manufactures thermal phosphoric acid. The cleaner phosphoric acid and the thermal phosphoric acid are used to manufacture downstream products with high added value, phosphate salts, which are also used as a raw material for manufacturing food additives, flame-retardants and fire extinguishment products. ICL Performance Products also manufactures phosphorous derivatives based on phosphorous acquired from outside sources and manufactures specialty products, based on aluminum acids and other raw materials. The manufacturing of ICL’s performance products is mostly carried out at production sites in Europe, (particularly in Germany), the United States, Brazil, Israel, China, Mexico and other countries.

In addition to the segments described above, ICL has other operations, including production and marketing of pure magnesium as well as magnesium alloys.

32 Israel Chemicals Limited Q2 2015 Results

Key Financial Figures

	1-6/2015		1-6/2014		4-6/2015		4-6/2014		2014
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	2,599		3,148		1,196		1,535		6,111
Gross profit	782	30	1,105	35	336	28	542	35	2,196	36
Operating income	422	16	321	10	107	9	78	5	758	12
Adjusted operating income *	526	-	495	-	251	-	243	-	960	-
Profit before tax	397	15	262	8	99	8	35	2	632	10
Net income attributable to the Company's shareholders	292	11	199	6	75	6	68	4	464	8
Adjusted net income attributable to the Company's shareholders *	370	-	403	-	177	-	214	-	695	-
Adjusted EBITDA (1) *	698	-	683	-	344	-	343	-	1,345	-
Cash flows from current operations	391		288		325		121		893
Investment in property, plant and equipment	257		412		126		193		752

(1)	Adjusted EBITDA for the periods of activity

Adjusted EBITDA for the six and three month periods ended June 30, 2015 and 2014 was $698 million and $683 million and $344 million and $343 million, respectively. Calculation of adjusted EBITDA was made as follows:

	1-6/2015	1-6/2014	4-6/2015	4-6/2014	2014
Net income attributable to the Company's shareholders	292	199	75	68	464
Depreciation and amortization	167	177	87	91	356
Financing expenses, net	30	71	14	52	157
Taxes on income	105	62	24	(33)	166
Non-recurring items*	104	174	144	165	202
Total adjusted EBITDA	698	683	344	343	1,345

(*) See "Adjustments to reported operating and net income" below.

Israel Chemicals Limited Q2 2015 Results 33

Results of operations for the three-month and six-month periods ended on June 30, 2015

Sales

ICL's sales in the second quarter of 2015 amounted to $1,196 million, compared with $1,535 million in the corresponding period last year. This decrease is attributable mainly to the decrease in the quantities sold as a result of the strike at ICL Dead Sea and at ICL Neot Hovav (the bromine compounds plant), in the amount of approximately $253 million, sale of non-core businesses, which led to a decrease in sales of approximately $100 million, and the impact of the change in the currency exchange rates, in the amount of approximately $127 million (mainly the devaluation of the euro against the dollar). This decrease was partly offset by an increase in the quantities sold, mainly, of phosphates and in the performance products segment, including the first-time consolidation of companies acquired, which led to an increase in sales of $122 million and an increase in the selling prices, mainly in the fertilizers segment, of about $19 million.

ICL's sales in the six months ended on June 30, 2015 amounted to $2,599 million, compared with $3,148 million in the corresponding period last year. The decrease is attributable mainly to the decrease in the quantities sold as a result of the strike at ICL Dead Sea and at ICL Neot Hovav, in the amount of approximately $423 million. Sale of non-core businesses, which led to a decrease in sales of about $164 million, and the impact of the change in the currency exchange rates, in the amount of about $236 million (mainly the devaluation of the euro against the dollar). This decrease was partly offset by an increase in the quantities sold, mainly, of phosphates and in the performance products segment, including the first-time consolidation of companies acquired, which led to an increase in sales of $222 million and an increase in the selling prices, mainly in the fertilizers segment, which contributed to sales approximately $52 million.

The labor interruptions at ICL Dead Sea and ICL Neot Hovav, which came as a result of the efficiency program the Company is currently executing, negatively impacted sales by about $423 million, as noted above. The negative impact of the strike on the operating income is approximately $248 million (the negative impact of the strike on the operating income in the second quarter is approximately $148 million). The Company estimates that it will be able to recover most of the lost potash sales resulting from the strike in future periods, due to the fact that there is excess production capacity in the potash plants while the evaporation activities in the ponds were not interrupted during the strikes. The contribution to the operating income after implementation of the efficiency plan is expected to be higher than the losses caused by the strike.

Sales by segment (before offset of inter-segment sales):

	1-6/2015		1-6/2014		4-6/2015		4-6/2014		2014
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

ICL Fertilizers	1,455	56	1,754	56	643	54	821	53	3,401	56
ICL Industrial Products	530	20	696	22	247	21	359	23	1,337	22
ICL Performance Products	728	28	800	25	364	30	409	27	1,614	26
Others and setoffs	(114)		(102)		(58)		(54)		(241)
Total	2,599		3,148		1,196		1,535		6,111

34 Israel Chemicals Limited Q2 2015 Results

Sales by geographical regions based on the location of the customer:

	1-6/2015		1-6/2014		4-6/2015		4-6/2014		2014
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Europe	1,126	43	1,320	42	488	41	611	40	2,389	39
North America	612	24	641	20	289	24	326	21	1,374	22
Asia	381	15	668	21	160	13	332	22	1,299	21
South America	301	12	271	9	183	15	145	9	569	9
Rest of the world	179	7	248	8	76	6	121	8	480	8
Total	2,599	100	3,148	100	1,196	100	1,535	100	6,111	100

The breakdown of sales in the second quarter of 2015 indicates an increase in the sales in South America mainly from an increase in quantities sold of phosphate fertilizers and from the contribution of the acquisition of Fosbrasil. This increase was partly offset by a drop in quantities of potash sold due to the strike at ICL Dead Sea. The decline in sales in Asia derived primarily from a decrease in quantities of potash sold in China and India, due to the strike at ICL Dead Sea, as well as from a decline in sales of elemental bromine and bromine-based flame retardants, mainly as a result of the strike, and from sale of non-core businesses in the ICL Performance Products segment. There was a decline in the sales in Europe mainly due the devaluation of the euro against the U.S. dollar, a decrease in quantities of fertilizers sold, a decrease in quantities of potash sold due to the strike at ICL Dead Sea, a decline in quantities of magnesium chloride and pure potash due to the strike, a decline in quantities of magnesia products and elemental bromine sold, and sale of non-core businesses in the ICL Performance Products segment. This decline was partly offset by the first-time consolidation of companies acquired. In addition, there was a decline in the sales in North America, mainly due to a decrease in quantities sold of clear brine fluids for oil and gas drilling.

The breakdown of sales in the six months ended on June 30, 2015 shows an increase in the sales in South America mainly from the contribution of the acquisition of Fosbrasil and from an increase in quantities sold and selling price of phosphate fertilizers. This increase was partly offset as a result of a drop in quantities of potash sold due to the strike at ICL Dead Sea. The decline in sales in Asia derived primarily from a decrease in quantities of potash sold in China and India, due to the strike at ICL Dead Sea, as well as from a decline in sales of elemental bromine and bromine-based flame retardants, mainly as a result of the strike and from sale of non-core businesses in ICL Performance Products. This decrease was partly offset by an increase in quantities of green phosphoric acid sold to India. There was a decline in sales in Europe mainly from the devaluation of the euro against the U.S. dollar, a decrease in quantities of potash sold, a decline in quantities of magnesium chloride and pure potash sold due to the strike, a decline in quantities of magnesia products sold, a decline in the quantities of phosphorous-based flame retardants and elemental bromine sold, and sale of non-core businesses in ICL Performance Products segment. This decline was partly offset by the first-time consolidation of companies acquired. In addition, there was a decline in sales in North America, mainly due to a decrease in the sale quantities of clear brine fluids for oil and gas drilling, and a decline in quantities sold of bromine-based biocides, magnesium chloride and pure potash, also as a result of the strike.

Israel Chemicals Limited Q2 2015 Results 35

Cost of sales

Cost of sales in the second quarter of 2015 amounted to $860 million compared with $993 million in the corresponding period last year. The decrease in the cost of sales derives, primarily, from the impact of the change in currency exchange rates, in the amount of approximately $112 million (mainly due to the devaluation of the euro and the shekel against the dollar), the impact of the strike at ICL Dead Sea and at ICL Neot Hovav, in the amount of approximately $65 million, and a decrease in costs resulting from divestitures of non-core businesses, in the amount of approximately $59 million. This decrease was partly offset by an increase in the quantities sold, including first-time consolidation of companies acquired (excluding the impact of the strike), in the amount of approximately $98 million, an increase in raw-material prices, in the amount of approximately $6 million, mainly as a result of the increase in sulfur prices, an increase in the depreciation expenses, in the amount of approximately $5 million, as a result of a drop in the scope of the mining activities in the period of the strike at ICL Rotem in the corresponding period last year, and an increase in other operating expenses, in the amount of approximately $12 million. The cost of sales in the corresponding period last year included the negative impact of the strike at ICL Rotem, in the amount of approximately $15 million and a non-recurring expense in connection with a provision for arbitration involving royalties in respect of the first quarter of 2014, in the amount of $3 million.

Cost of sales in the six months ended on June 30, 2015 amounted to $1,817 million compared with $2,043 million in the corresponding period last year. The decrease derives primarily, from the impact of the change in currency exchange rates, in the amount of approximately $207 million (mainly due to the devaluation of the euro and the shekel against the dollar), the impact of the strike at ICL Dead Sea and at ICL Neot Hovav, in the amount of approximately $111 million, a decrease in costs resulting from divestitures of non-core businesses, in the amount of approximately $93 million, and a drop in energy prices, in the amount of approximately $6 million. This decrease was partly offset by an increase in the quantities sold, including the first time consolidation of companies acquired (excluding the impact of the strike), in the amount of approximately $177 million, an increase in raw-material prices, in the amount of approximately $19 million mainly as a result of the increase in sulfur prices, an increase in the depreciation expenses, in the amount of approximately $8 million, as a result of a drop in the scope of the mining activities in the period of the strike at ICL Rotem in the corresponding period last year , and an increase in other operating expenses, in the amount of approximately $10 million. The cost of sales in the corresponding period last year included the negative impact of the strike at ICL Rotem, in the amount of approximately $23 million.

Energy costs constituted approximately 6% of ICL's total operating costs in the period of the report. Energy costs in the period of the report decreased by approximately 21% compared with the corresponding period last year, mainly due to a decline in the quantities produced in Israel as a result of the strike at ICL Dead Sea and at ICL Neot Hovav. In addition, while the natural gas prices in the United Kingdom dropped by 35%, the electricity prices, both in the United Kingdom as well as in Spain, climbed by 25% and 16%, respectively.

Selling and marketing expenses

Selling and marketing expenses in the second quarter of 2015 amounted to $136 million, compared with $209 million in the corresponding period last year. Selling and marketing expenses in the six months ended on June 30, 2015 amounted to $306 million, compared with $429 million in the corresponding period last year. The decrease in the expenses is attributable mainly from to decline in the quantities sold due to the strike at ICL Dead Sea and at ICL Neot Hovav, the impact of the divestitures of non-core businesses, a decline in shipping costs, and the impact of the change in the currency exchange rates.

36 Israel Chemicals Limited Q2 2015 Results

Marine transportation expenses represent approximately 6% of ICL’s total operating costs during the reporting period– a decrease of approximately  29% compared with the corresponding period last year. This decrease is attributable to the decline in the shipping prices due to the drop in oil and fuel prices, along with a decrease in the total shipments as a result of the strike at ICL Dead Sea and at ICL Neot Hovav. The marine shipping prices were low during most of the period of the report, as a result of, among other things, a drop in oil prices throughout the second half of 2014. Nonetheless, the marine shipping prices increased slightly toward the end of the period and the average BDI index for the second quarter of 2015 was 633 points, an increase of 3% compared with the average BDI index for the first quarter of the year and a decline of 35% compared with the average BDI index for the second quarter of 2014.

General and administrative expenses

General and administrative expenses in the in the second quarter of 2015 amounted to $78 million, compared with $74 million in the corresponding period last year.

General and administrative expenses in the six months ended on June 30, 2015 amounted to $154 million, compared with $148 million in the corresponding period last year.

Research and development expenses

R&D expenses in the second quarter of 2015 amounted to $17 million, a decrease of $4 million compared with the corresponding period last year.

R&D expenses in the six months ended on June 30, 2015 amounted to $36 million, a decrease of $8 million compared with the corresponding period last year. The decrease stems, mainly, from to a decline in activities as a result of the strike at ICL Dead Sea and at ICL Neot Hovav.

Other income and other expenses, net

Other income and other expenses, net, in the six months ended on June 30, 2015 amounted to $136 million. The other income includes mainly gains from sale of non-core businesses, in the amount of $223 million (of which $14 million was recognized in the second quarter), and income from first time consolidation, in the amount of $7 million, as a result of acquisition of the entire holdings in Allana Potash in Q2 2015. These were offset by a decline in the value of assets located in Germany, in the amount of $34 million, a provision for early retirement in Bromine as a result of the efficiency plan, in the amount of $42 million (of which $6 million was recognized in the second quarter), and self-participation expenses under an insurance policy in respect of a fire that occurred in Q2 2015 in a fertilizer production facility in Israel, in the amount of $10 million. In the corresponding period last year, the Company recognized a non-recurring expense, in the amount of $149 million (before interest and the related tax effect) relating to prior periods due to an arbitration decision with respect to royalties.

Financing expenses, net

The net financing expenses in the second quarter OF 2915 amounted to $14 million, compared with net financing expenses of $52 million in the corresponding period last year – a decrease of $38 million. The financing expenses in the corresponding period last year included non-recurring expenses, in the amount of $32 million, mainly in connection with the royalties' arbitration decision. After eliminating non-recurring expenses, the financing expenses last year amounted to $20 million. The decline in the financing expenses compared with the corresponding period last year derives mostly from income in respect of change in the fair value of financial derivatives and revaluation of net short-term financial liabilities, in the amount of $24 million, compared with income of $9 million, in the corresponding period last year, as a result of an increase in capitalization of credit costs, in the amount of $4 million, and a decline in the interest expenses relating to provisions for employee benefits, in the amount of $10 million. On the other hand, there was an increase in the financing expenses in respect of the impact of exchange rate

Israel Chemicals Limited Q2 2015 Results 37

differences on the provisions for employee benefits, in the amount of $16 million, due to an upward revaluation of the shekel against the dollar, at the rate of about 5.3%, compared with an upward revaluation of about 1.4% in the corresponding period last year, and an increase in the net interest expenses, in the amount of $5 million.

The net financing expenses in the six months ended on June 30, 2015 amounted to $30 million, compared with net financing expenses of $71 million in the corresponding period last year – a decrease of $41 million. The financing expenses in the corresponding period last year included non-recurring expenses, in the amount of $32 million, mainly in connection with the royalties' arbitration decision. After eliminating non-recurring expenses, the financing expenses last year amounted to $39 million. The decline in the financing expenses compared with the corresponding period last year derives mostly from income in respect of change in the fair value of financial derivatives and revaluation of net short-term financial liabilities, in the amount of $26 million, compared with income of $10 million, in the corresponding period last year, as a result of an increase in capitalization of credit costs, in the amount of $9 million, and a decline in the interest expenses relating to provisions for employee benefits, in the amount of $8 million. On the other hand, there was an increase in the net interest expenses, in the amount of $13 million and an increase in the expenses in respect of the impact of exchange rate differences on the provisions for employee benefits, in the amount of $9 million, due to an upward revaluation of the shekel against the dollar, at the rate of about 3%, compared with an upward revaluation of about 1% in the corresponding period last year.

Tax expenses

Total tax expenses in the second quarter of 2015 amounted to $24 million or about 25% of pre-tax income, compared with tax income of $33 million in the corresponding period last year. The tax income last year was the result of a tax benefit from an additional deduction for tax purposes in respect of investments made by a subsidiary in Europe.

The tax expenses in the six months ended on June 30, 2015 amounted to $105 million, compared with tax expenses of $62 million in the corresponding period last year. The tax rate on the pre-tax income is 27% compared to 24% last year. The relatively low tax rate in the corresponding period last year is mainly the result of a tax benefit from an additional deduction for tax purposes in respect of investments made by a subsidiary in Europe net of a non-recurring tax expense in respect of tax assessment agreements in certain subsidiaries located in Europe.

38 Israel Chemicals Limited Q2 2015 Results

Adjustments to reported operating and net income

	1-6/2015	1-6/2014	4-6/2015	4-6/2014	2014
Operating income reported GAAP figures	422	321	107	78	758
Employees strike impact	248	24	148	15	17
Capital gain from divestitures of non-core businesses	(223)	-	(14)	-	-
Impairment of assets in U.S and Europe	34	-	-	-	71
Early retirement provision	42	-	6	-	-
Income from entry into consolidation	(7)	-	(7)	-	(36)
Provision in respect of prior periods resulting from an arbitration decision	-	149	-	149	149
Fire at Rotem plant	10	-	10	-	-
Other	-	1	1	1	1
Total adjusted operating income	526	495	251	243	960
Financing expenses, equity in results of investees and taxes, including the tax impact of the adjustments (1)	156	92	74	29	265
Total adjusted net income	370	403	177	214	695

(1)	Includes financing expenses in respect of a provision for arbitration in respect of prior periods that were recorded in 2014.

We disclose in this report financial measures entitled Adjusted EBITDA, Adjusted operating income and Adjusted net income attributable to the Company's shareholders. We use Adjusted EBITDA, Adjusted operating income and adjusted net income attributable to the Company's shareholders to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as the net income to Company shareholders plus depreciation and amortization plus financing expenses, net and taxes on income and plus certain items as presented in the reconciliation table which were adjusted for the operating income and net income attributable to the Company's shareholders. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting financing expenses, net), taxation (affecting taxes on income) and the age and book depreciation of facilities, equipment and intangible assets (affecting relative depreciation and amortization), which may vary for different companies for reasons unrelated to operating performance. Adjusted EBITDA is a non-IFRS measure for reporting our total Company performance. Our management believes, however, that disclosure of Adjusted EBITDA provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, Adjusted EBITDA, as presented in this report by the Company, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Israel Chemicals Limited Q2 2015 Results 39

Operating Segments – ICL Fertilizers

Significant highlights:

•	At the end of May 2015, a new collective agreement was signed between DSW, the Histadrut (the organization that represents and joins the employees and retirees in Israel) and the DSW labor union, and as a result the three and half month strike was concluded. During the strike no potash was produced or shipped from the plant. Pursuant to the agreement, 106 employees will leave and receive early retirement package and an additional 19 employees will leave their employment under enlarged severance benefits. In addition, the parties agreed to implement an efficiency plan and agreed to set-up the Shared Services Center in Israel.

•	During the second quarter, new agreements were signed to supply potash to Chinese and Indian customers in the amount of 1.2 million tonnes and 835 thousand tonnes, respectively (including optional volumes), which included a price increase of $10 per tonne compared with the prices in the prior agreements.

•	During June 2015, a fire broke out in one of the fertilizer production facilities at ICL Rotem that caused a shutdown of the facility. The Company recognized an expense of $10 million in the quarter in respect of the self-participation (deductible) required under the insurance policy. The Company estimates, that a re-entry of the facility into operation will require several months. The impact on the income due to the lost sales in the upcoming quarters is expected to be mostly covered by the insurance.

•	Competition in the MAP and MKP fertilizer markets in China and Russia led to a decline in prices and sales quantities. In addition, the economic and political situation in Russia and Ukraine led to a decline in demand in these areas.

Business environment

During the second quarter of 2015, a number of macro-economic events impacted our business environment – the economic crisis in Greece, which caused a devaluation of the euro, price decrease of agricultural commodities, and in recent weeks a financial crisis occurred with respect to the stock markets in China. The moderate recovery in the prices of grains in June/July 2015 was fully offset at the end of July 2015 as a result of comfortable weather in the United States that increased the expectations for good crop harvests.

Based on data of the U.S. Department of Agriculture published on July 10, 2015, the grains' stock to use ratio is expected to be about 21.4% for the 2015/2016 agricultural year, a decrease compared to 21.9% in the 2014/2015 agricultural year.

Potash imports into China in the first half of 2015, reached 3.4 million tons, a decrease of about 2% compared with the corresponding period last year.

Potash imports into India in the first half of 2015 amounted to about 1.7 million tons, a decrease of approximately 1% compared with the corresponding period last year.

40 Israel Chemicals Limited Q2 2015 Results

Potash imports into Brazil in the first half of 2015 amounted to approximately  3.7 million tons, a decrease of approximately  19.5% compared with the corresponding period last year. The decrease is explained mainly from a decrease in the prices of agricultural commodities and from the impact of the devaluation of the Brazilian currency along with limited availability of credit to the farmers.

We estimate that global potash shipments in 2015 will decline compared with 2014, mainly due to lower demand in North America and Brazil which will be partly offset by an increase in the demand from China and India.

Global demand for phosphate fertilizers decreased during the second quarter of 2015 as a result of lower demand from Brazil and the U.S. The prices dropped due to the low demand and an increase in the exports from China, but recently they have stabilized. ICL estimates that during the third quarter of 2015, the demand will increase, which will lead to an increase in prices.

Results of Operations

Below is a percentage breakdown of the segment's sales and operating income in the period of the report, by areas of operation (before setoffs of inter-segment sales):

	1-6/2015		1-6/2014		4-6/2015		4-6/2014		2014
	$ millions	% of Sales*	$ millions	% of sales*	$ millions	% of sales*	$ millions	% of sales*	$ millions	% of sales*

Sales
Potash	615	-	936	-	238	-	445	-	1,816	-
Fertilizers and Phosphate	882	-	869	-	430	-	404	-	1,678	-

Operating income
Potash	103	17	277	30	11	5	131	29	536	30
Fertilizers and Phosphate	84	10	51	6	41	10	21	5	133	8

Adjusted operating income
Potash	281	-	285	-	104	-	139	-	536	-
Fertilizers and Phosphate	94	-	67	-	51	-	30	-	141	-

*Percentage of the total sales by areas of operation.

Israel Chemicals Limited Q2 2015 Results 41

Potash

Sales

Sales in this segment include sales of potash from Israel, Spain (ICL Iberia) and the United Kingdom (ICL UK).

The decrease in sales in the second quarter of 2015, compared with the corresponding period last year, is mainly the result of the strike at ICL Dead Sea, which led to a decrease in sales, in the amount of approximately $179 million, the impact of the change in currency exchange rates, in the amount of approximately $24 million, mainly from a devaluation of the exchange rate of the euro and the pound against the dollar, and from a decline in the quantities sold, in the amount of approximately $22 million. In contrast, this decrease was partly offset by an increase in selling prices, which led to an increase in sales, in the amount of approximately $18 million.

The decrease in sales in the six months ended on June 30, 2015 is attributable mainly to the strike at ICL Dead Sea, which led to a decrease in sales, in the amount of approximately $315 million, and the impact of the change in currency exchange rates, in the amount of approximately $54 million, mainly from a devaluation of the exchange rate of the euro and the British pound against the dollar. In contrast, there was an increase in the quantities sold, mainly by the potash plant in the United Kingdom, which contributed approximately $21 million to sales, along with an increase in selling prices, which contributed approximately $27 million to sales.

Operating Income

The operating income in the second quarter of 2015 was impacted by the strike at ICL Dead Sea, in the amount of approximately $100 million, a decrease in quantities sold, in the amount of approximately $11 million, an increase in expenses in connection with update and implementation of the Company's strategy and additional processes, in the amount of approximately $16 million, an increase in energy prices, in the amount of approximately $6 million, the impact of the changes in the currency exchange rates, in the amount of approximately $1 million, and an increase in other operating expenses, in the amount of approximately $21 million. This decrease was partly offset by an increase in selling prices of potash, in the amount of approximately $20 million, and income from the first time consolidation of Allana Potash, in the amount of approximately $7 million. The operating income in the second quarter of 2014 was impacted by a provision for arbitration with reference to the royalties' issue with respect to prior periods, in the amount of approximately $8 million.

The operating income in the six months ended on June 30, 2015 was impacted by the strike at ICL Dead Sea in the amount of approximately $185 million, an increase in expenses in connection with update and implementation of the Company's strategy and additional processes, in the amount of approximately  $17 million, an increase in energy prices, in the amount of approximately $4 million, and an increase in other operating expenses, in the amount of about $16 million. This decrease was partly offset by an increase in the selling prices of potash, in the amount of approximately $28 million, income from the first time consolidation of Allana Potash, in the amount of approximately $7 million, the impact of the change in the exchange rates, in the amount of approximately $3 million, and an increase in the quantities sold, mainly in the potash plant in the United Kingdom, which led to an increase in the operating income, in the amount of approximately $2 million. The operating income in the corresponding period last year was impacted by a provision for arbitration with reference to past royalties, in the amount of approximately $8 million.

42 Israel Chemicals Limited Q2 2015 Results

Potash – Production, Sales and Closing Inventories

Thousands of tonnes	1-6/2015	1-6/2014	4-6/2015	4-6/2014	2014
Production	1,417	2,519	583	1,249	5,143
Sales to external customers	1,717	2,650	650	1,249	5,034
Sales to internal customers	143	168	69	102	321
Total sales (including internal sales)	1,860	2,818	719	1,351	5,355
Closing inventory	471	827	471	827	914

The quantity of potash sold to external customers in the second quarter of 2015 was approximately 599 thousand tons lower than in the corresponding period last year, mainly due to the strike at ICL Dead Sea. Production of potash in the second quarter of 2015 was approximately 666 thousand tons lower than in the corresponding period last year, due to a decrease in the production in Israel as a result of the strike, which was partly offset by an increase in production in the United Kingdom.

The quantities of potash sold to external customers in the six months ended on June 30, 2015 were approximately 933 thousand tons lower than in the corresponding period last year, mainly due to the strike at ICL Dead Sea. Production of potash in the six months ended on June 30, 2015 was approximately 1,102 thousand tons lower than in the corresponding period last year, due to a decrease in the production in Israel as a result of the strike, which was partly offset by an increase in production in the United Kingdom.

Fertilizers and Phosphates

Sales

The increase in sales in the second quarter of 2015 is attributable mainly to an increase in quantities sold, including the first-time consolidation of companies acquired, which led to an increase in sales, in the amount of approximately $65 million, and an increase in the selling prices of phosphate fertilizers, which led to an increase in sales, in the amount of approximately $4 million. On the other hand, this increase was partly offset by a change in the currency exchange rates, in the amount of approximately $43 million (mainly as a result of devaluation of the exchange rate of the euro against the dollar).

Sales in the six months ended on June 30, 2015 were positively impacted from an increase in the quantities sold, including the first-time consolidation of companies acquired, which led to an increase in sales, in the amount of approximately $76 million, and an increase in the selling prices of phosphate fertilizers, which increased sales by approximately, $25 million. This increase was partly offset by a change in the currency exchange rates, in the amount of approximately $88 million (mainly as a result of devaluation of the exchange rate of the euro against the dollar).

Operating Income

The increase in operating income in the second quarter of 2015 derives mainly from an increase in quantities sold, including the first-time consolidation of the financial statements of companies acquired, in the amount of approximately $65 million, the impact of the change in the currency exchange rates, in the amount of approximately $9 million, an increase in selling prices, in the amount of approximately $4 million, a decline in the energy prices, in the amount of approximately $3 million, and a decline in shipping expenses due to a decrease in shipping prices, in the amount of approximately $2 million. This increase was partly offset by an increase in the

Israel Chemicals Limited Q2 2015 Results 43

cost of sales, as a result of an increase in the quantities sold, including the first-time consolidation of the financial statements of companies acquired, in the amount of approximately $53 million, a provision, in the amount of $10 million, in connection with self-participation expenses relating to insurance due to a fire in one production facility of fertilizers, in an ICL Rotem site, an increase in the depreciation expenses, in the amount of approximately $5 million, as a result of a decline in the scope of the mining during the period of the strike at ICL Rotem in the corresponding period last year, and an increase in the prices of raw materials, in the amount of approximately $4 million, deriving mainly from an increase in sulfur prices. The operating income in the corresponding period last year was impacted by a strike at ICL Rotem, in the amount of approximately $9 million.

The increase in operating income in the six months ended on June 30, 2015 derives mainly from an increase in the quantities sold, including the first-time consolidation of the financial statements of companies acquired, in the amount of approximately $76 million, an increase in the selling prices, in the amount of approximately $25 million, the impact of the change in the currency exchange rates, in the amount of approximately $11 million, a decline in the energy prices, in the amount of approximately $8 million, and a decline in shipping expenses due to a decrease in the shipping prices, in the amount of approximately $4 million. This increase was partly offset by an increase in the cost of sales, as a result of an increase in the quantities sold, including the first-time consolidation of the financial statements of companies acquired, in the amount of approximately $61 million, an increase in the prices of raw materials, in the amount of approximately $17 million, deriving mainly from an increase in sulfur prices, expenses in connection with $10 million provision for self-participation with respect to a fire in a production facility of fertilizers at ICL Rotem site, an increase in the depreciation expenses, in the amount of approximately $8 million, as a result of a decline in the scope of the mining during the period of the strike at ICL Rotem in the corresponding period last year, an increase in expenses relating to update and implementation of the Company's strategy and additional processes, in the amount of approximately $8 million, and an increase in other operating expenses, in the amount of approximately $3 million. The operating income in the corresponding period last year was impacted by the strike at ICL Rotem, in the amount of approximately $16 million.

Fertilizers and Phosphates – Production and Sales

Thousands of tones	1-6/2015	1-6/2014	4-6/2015	4-6/2014	2014
Phosphate rock
Production of rock	1,933	1,511	1,003	768	3,357
Sales *	535	472	232	244	920
Phosphate rock used for internal purposes	1,334	939	634	413	2,398
Fertilizers
Production	821	748	432	412	1,590
Sales *	889	902	466	376	1,695

* To external customers.

The quantity of the fertilizers sold in the second quarter of 2015 is higher than in the corresponding period last year, mainly due to an increase in the sales to Brazil. Production of phosphate fertilizers and phosphate rock, in the second quarter of 2015 was about 20 thousand tons and about 235 thousand tons higher, respectively, compared with the corresponding period last year, as a result of the strike at ICL Rotem that took place in the first six months of 2014 and from halt of the phosphate rock production plant during the second quarter of last year.

44 Israel Chemicals Limited Q2 2015 Results

The quantity of the fertilizers sold in the six months ended on June 30, 2015 is lower than in the corresponding period last year, mainly due to a decrease in the sales to Brazil. Production of phosphate fertilizers and phosphate rock, in the six months ended on June 30, 2015, was about 73 thousand tons and about 422 thousand tons higher, respectively, compared with the corresponding period last year, as a result of the strike at ICL Rotem that took place in the first quarter of 2014.

Israel Chemicals Limited Q2 2015 Results 45

Operating Segments – ICL Industrials Products

Significant highlights:

•	At the end of May 2015, a new agreement was signed between Bromine Compounds, the Histadrut (the organization that represents and unites the employees and retirees in Israel) and the labor Union, and as a result the three and a half month strike was concluded. Pursuant to the agreement, 104 employees will leave and receive an early retirement package and an additional 19 employees will leave their employment under an enlarged severance benefits track. In addition, the parties agreed on implement an efficiency plan and to the set-up of the Shared Services Center in Israel.

•	During the second quarter of 2015 , there was a decline in the price of bromine in the Chinese market as a result of low consumption of bromine on the part of the BFR manufactures. Nonetheless, the Company is selling elemental bromine and hydrobromic acid at the higher prices it had announced in November 2014. Furthermore, as a result of the decline in the manufacture of bromine compounds in China, there has been an increase in the prices of these products in Asia.

Business environment

During the second quarter of 2015, there was a decline in demand for bromine-based flame retardants, compared with the second quarter of 2014, due to low demand in the printed circuits market, mainly due to continuation of the trend of decline in the demand for computers. In the short run, it is expected that trend of low demand will continue as a result of the economic situation in China and Europe, along with stability with reference to the supply. In addition, there was a decrease in the demand for other bromine-based products as a result of the weakening of the demand in the Agro and polyester industry markets. The demand for clear brine fluids for oil drilling was characterized by relative stability despite the drop in the worldwide oil prices, as an increase in demand in Africa set-off a slowdown in the North Sea area. The prices of elemental bromine in China increased in the first half of 2015 compared with the corresponding period last year. Nonetheless, the price of elemental bromine in the United States and Europe was characterized by relative stability.

In the six months ended on June 30, 2015, there was a decline in demand for bromine based biocides used for oil and gas drillings due to a decrease in drilling activities in North America as a result of the fall in oil and gas prices. On the other hand, a new regulation in Europe requires manufacturers to register and confirm biocide products, and thus removes competitors from the market that did not take action to execute the said registration which creates a business opportunity.

46 Israel Chemicals Limited Q2 2015 Results

Results of Operations

	1-6/2015			1-6/2014			4-6/2015			4-6/2014			2014
	$ millions	% of sales		$ millions	% of sales		$ millions	% of sales		$ millions	% of sales		$ millions	% of sales

Sales*	530	20	**	696	22	**	247	21	**	359	23	**	1,337	22	**
Operating income (loss)	(31)	-		(79)	-		(15)	-		(113)	-		(62)	-
Adjusted operating income	63	-		62	-		31	-		31	-		128	-

* Including sales from inter-segment sales

** Percentage of total sales

Sales

Sales of ICL Industrial Products in the second quarter of 2015 were $247 million – a decrease of $112 million compared with the corresponding quarter last year. This decrease is attributable mainly to the strike at ICL Neot Hovav and ICL Dead Sea, which decreased sales by approximately $65 million, in addition to the decrease in the quantities sold, in the amount of approximately $33 million, mainly of flame retardants and elemental bromine, unrelated directly to the strike, and the impact of the currency exchange rates, in the amount of approximately $14 million.

Sales of ICL Industrial Products in the six months ended on June 30, 2015 were $530 million – a decrease of $166 million compared with the corresponding period last year. The impact of the strike at ICL Neot Hovav and ICL Dead Sea decreased sales by approximately $93 million, in addition to the decrease in the quantities sold, in the amount of approximately $49 million, mainly of flame retardants and elemental bromine, which is not derived from the strike, and the impact of currency exchange rates, in the amount of approximately $25 million. This decrease was partly offset by an increase in selling prices, mainly of elemental bromine, which contributed approximately $1 million.

Operating income (loss)

The operating loss in the second quarter of 2015 amounted to $15 million, compared with an operating loss of $113 million in the corresponding period last year.

The adjusted operating income in the second quarter of 2015, after eliminating certain items were about the same as in the corresponding period last year and amounted to $31 million.

The results of the second quarter of 2015 were impacted by non-recurring events – the strike at ICL Neot Hovav and at ICL Dead Sea, in the amount of approximately $40 million, and provision for early retirement, in the amount of approximately $6 million. The operating loss in the corresponding period last year was impacted by a non-recurring expense relating to a provision for arbitration in connection with royalties relating to prior period and the first quarter of 2014 in the amount of $144 million.

The adjusted operating income in the second quarter of 2015 was favorably impacted, mainly from a decline in shipping expenses, royalties and selling commissions, in the amount of approximately $10 million, due to a decline in the quantities sold, a decrease in the prices of raw materials, in the amount of approximately $2 million, the impact of the currency exchange rates, in the amount of approximately $1 million, and a decrease in other operating expenses, in the amount of approximately $8 million. This was offset by the decrease in the quantities manufactured and sold, in the amount of approximately $15 million, and the increase in expenses relating to update and implementation of the Company's strategy and additional processes, in the amount of approximately $6 million.

Israel Chemicals Limited Q2 2015 Results 47

The operating loss in the six months ended on June 30, 2015 totaled $31 million, compared with operating loss of $79 million in the corresponding period last year.

The operating income after adjusting certain items in the period of the report, amounted to about $63 million, as compared with $62 million during the equivalent period last year.

The operating loss in the six months ended on June 30, 2015 was impacted by the strike at ICL Neot Hovav and ICL Dead Sea, in the amount of approximately $52 million, and a provision for early retirement, in the amount of $42 million. The operating loss in the corresponding period last year, was impacted by a non-recurring expense relating to a provision for arbitration on the prior periods royalties, in the amount of $141 million.

The adjusted operating income in the six months ended June 30, 2015 was favorably impacted, mainly due to a decline in shipping expenses, royalties and selling commissions, in the amount of approximately $14 million, due to a decline in the quantities sold, a decline in the energy prices, in the amount of approximately $1 million, an increase in the selling prices, mainly of elemental bromine, in the amount of approximately $1 million, the impact of the currency exchange rates, in the amount of approximately $1 million, and a decrease in the other operating expenses, in the amount of approximately $9 million. The above was partially offset by decrease in the quantities manufactured and sold, in the amount of approximately $18 million, and the increase in expenses relating to update and implementation of the Company's strategy and additional processes, in the amount of approximately $7 million.

48 Israel Chemicals Limited Q2 2015 Results

Operating Segments - ICL Performance Products

Significant highlights:

•	Completion of sale of non-core businesses of the Company in exchange for a consideration of $379 million and a pre-tax gain of approximately $223 million.

•	Weakening of the Euro against the USD negatively impacted the segment's sales.

Business environment

Sales of food specialties products in the segment were favorably impacted during the second quarter of 2015 as a result of the integration of Prolactal, partly offset by lower sales in Eastern Europe, the financial crisis in Russia and weaker sales in North America.

Demand for ICL’s Advanced Additives remained relatively stable in the second quarter. Competition in the US phosphoric acid market is continuing to strengthen due to an increase in imports from China and increased competition from some competitors that are employing a sales strategy which prefers market share over price. Sales of the phosphoric acid were favorably impacted by the contribution of Fosbrasil which was acquired at the end of 2014.

The P2S5 business improved over prior year results, despite weaker demand than expected, as prior year was impacted by an extended plant outage. Late in the quarter, P2S5 recovered from a temporary decline in orders from a North American customer that was forced to deal with operational problems. Demand for forest fire prevention products increased due to fires in Canada and the Northwestern United States in the month of June 2015.

Divestitures of non-core businesses in the first half of 2015 contributed $189 million to the income.

The weakening euro against the dollar had a negative impact on the sales in the period of the report, which was mostly offset by a decline in the costs in dollar terms in the companies in Europe.

Results of Operations

	1-6/2015			1-6/2014			4-6/2015			4-6/2014			2014
	$ millions	% of sales		$ millions	% of sales		$ millions	% of sales		$ millions	% of sales		$ millions	% of sales

Sales*	728	28	**	800	25	**	364	30	**	409	27	**	1,614	26	**
Operating income	257	35	***	90	11	***	52	14	***	50	12	***	197	12	***
Adjusted operating income	68	-		97	-		38	-		56	-		192	-

* Including sales from inter-segment sales

** Percentage of total sales

*** Percentage of total segment sales

Israel Chemicals Limited Q2 2015 Results 49

Sales

The total sales in the second quarter of 2015, amounted to $364 million, a decrease of $45 million compared with the corresponding period last year. This decrease is mainly attributable to a decline in quantities sold, as a result of the sale of non-core businesses, in the amount of approximately $100 million, the impact of the changes in currency exchange rates, in the amount of approximately $48 million, mainly from the devaluation of the euro against the dollar and a decline in selling prices, in the amount of approximately $5 million. On the other hand, there was an increase in the quantities sold, including the first-time consolidation of companies acquired, in the amount of approximately $108 million.

The total sales in the six months ended on June 30, 2015 amounted to $728 million, a decrease of $72 million compared with the corresponding period last year. This decrease comes from a decline in the quantities sold, as a result of sale of non-core businesses, in the amount of approximately $164 million, the impact of the changes in currency exchange rates, in the amount of approximately $71 million, mainly from the devaluation of the euro against the dollar and a decline in the selling prices, in the amount of approximately $3 million. The above was partially offset by an increase in the quantities sold, mainly due to the first-time consolidation of companies acquired, in the amount of approximately $166 million.

Operating Income

Operating income in the second quarter of 2015, amounted to $52 million, an increase of $2 million compared with the corresponding period last year. The operating income after adjusting certain items in the period of the report, amounted to $38 million, compared with operating income of $56 million, in the corresponding period last year. The rate of the adjusted operating income out of the sales amounted to 10%, compared with 14% in the corresponding period last year.

The results of the second quarter of 2015 were impacted by the gain on the sale of non-core businesses, in the amount of $14 million. The operating income in the corresponding period last year was impacted by the 2014 strike at ICL Rotem, in the amount of approximately $6 million.

The adjusted operating income in the second quarter of 2015, was unfavorably impacted mainly from a decline due to sale of non-core businesses, in the amount of approximately $10 million ,the impact of the changes in the currency exchange rates, in the amount of approximately $4 million, a decrease in the selling prices, in the amount of approximately $4 million, an increase in prices of raw materials, in the amount of approximately $4 million, an increase in operating expenses in connection with update and implementation of the Company's strategy and additional processes, in the amount of approximately $5 million, and an increase in other operating expenses, in the amount of approximately $17 million. The impacts mentioned above were partially offset by an increase in quantities sold, as stated above, in the amount of approximately $26 million.

The segment's operating income in the six months ended on June 30, 2015 amounted to $257 million, an increase of $167 million compared with the corresponding period last year. The operating income after adjusting certain items in the period of the report, amounted to $68 million, compared with operating income of $97 million, in the corresponding period last year. The rate of the adjusted operating income out of the sales amounted to 9%, compared with 12% in the corresponding period last year.

The operating income in the six months ended on June 30, 2015 was impacted by the gain due to the sale of non-core businesses, in the amount of $223 million, a decline in value of assets in Germany, in the amount of $34 million. The operating income in the corresponding period last year was impacted by the 2014 strike at ICL Rotem, in the amount of approximately $7 million.

50 Israel Chemicals Limited Q2 2015 Results

The adjusted operating income in in the six months ended on June 30, 2015 was unfavorably impacted mainly from a decline due to sale of non-core businesses, in the amount of approximately $16 million, the impact of the changes in the currency exchange rates, in the amount of approximately $9 million, a decrease in the selling prices, in the amount of approximately $2 million, an increase in operating expenses in connection with update and implementation of the Company's strategy and additional processes, in the amount of approximately $7 million, and an increase in other operating expenses, in the amount of approximately $24 million. The impacts mentioned above were partially offset by an increase in quantities sold, as stated above, in the amount of approximately $29 million.

Israel Chemicals Limited Q2 2015 Results 51

Liquidity and Capital Resources

Source and uses of cash

The following table sets forth our cash flows for the periods indicated:

	For six-month period ended		For the Three-month period ended		For the year ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	December 31, 2014
	$ millions	$ millions	$ millions	$ millions	$ millions
Net cash provided by operating activities	391	288	325	121	893
Net cash used in investing activities	(68)	(507)	(173)	(220)	(996)
Net cash provided by (used in) financing activities	(223)	209	(90)	30	70

Set forth below are the highlights of the changes in the cash flows in the second quarter of 2015, compared with the corresponding quarter last year:

Net cash provided by operating activities:

In the second quarter of 2015, the cash flows from operating activities increased compared with the corresponding quarter last year, by $204 million. This increase comes mainly from reduction in the working capital due to the strike at ICL Dead Sea and ICL Neot Hovav, and from a refund of advance tax deposits, in the overall amount of approximately $120 million.

Net cash used in investing activities:

In the second quarter of 2015, the cash flows used for investing activities decreased compared with the corresponding quarter last year, by $47 million. This decrease is attributable mainly from a decline of $67 million in investments in property, plant and equipment, in light of the strike, repayment of short-term deposits and sale of securities, in the amount of $44 million, which was partly offset by acquisition of the balance of holdings in Allana Potash, in the amount of $96 million.

Net cash provided by (used in) financing activities:

In the second quarter of 2015, there was an increase of $120 million in the cash flows used in financing activities compared with the corresponding quarter last year, mainly from payment of dividends, in the amount of approximately $210 million (approximately $59 million in respect of a dividend relating to the fourth quarter of 2014 and approximately $151 million in respect of a dividend relating to the first quarter of 2015). The above was partially offset by utilization of long-term credit lines, in the amount of approximately $152 million.

52 Israel Chemicals Limited Q2 2015 Results

Debt Movement

As of June 30, 2015, the net financial liabilities of ICL amounted to $2,590 million, a decrease of $69 million compared with the balance at the end of 2014.

ICL's sources of financing are short-term and long-term bank loans, mostly from international banks and Israeli institutions, debentures and securitization of customer receivables, whereby some of the Group companies sell customer receivables in return for provision of a credit facility. The total amount of the securitization framework and credit facility deriving therefrom amounts to $350 million (for additional information regarding the new securitization framework – see Note 6 to the consolidated financial statements). As at June 30, 2015, ICL had used $253 million of the securitization facility.

ICL also has long-term credit facilities of $1,740 million and €127 million, of which $1,018 million has not been used as of June 30, 2015.

Critical Accounting Estimates

There have been no material changes to our critical accounting estimate policies in the six months ended on June 2015.

Other Arrangements

Agreement with AkzoNobel:

In April 2015, AkzoNobel (AkzoNobel Industrial Chemicals) and ICL Iberia signed an agreement for production and marketing of high-quality vacuum salt. The production will be performed by ICL while the marketing will be performed by AkzoNobel, in the amount of 1.5 million tonnes per year. An additional 50 thousand tonnes per year of white potash will be produced and marketed by ICL.

High purity vacuum salt is used in a variety of applications by the chemicals industry, as well as the food and feed industries, and also for water treatment applications. The vacuum salt will be produced by ICL Iberia and sold by AkzoNobel Industrial Chemicals by way of an off-take agreement for acquisition of the partnership's products.

According to the agreement, ICL will finance and construct two production plants at its mining facility located in Suria in Catalonia, Spain. Each plant will have a production a capacity of 750 thousand tonnes of vacuum salt per year. Construction of the first plant is scheduled to be completed in 2015 and the second plant is supposed to be ready in 2017. Construction of the plants, with a capital investment of €175 million, is included in ICL's previously announced investment as part of the "Phoenix" project, for developing and increasing ICL’s production capacity at ICL Iberia in Spain.

Israel Chemicals Limited Q2 2015 Results 53

Other Arrangements (Cont'd)

Potassium Nitrate Plant

The Company is examining options to build or to buy a potassium nitrate production plant to enable an increase in the production of soluble fertilizers and food-grade phosphoric acid. The Company’s examination is in line with its ‘Next Step Forward’ growth strategy to meet anticipated increased need for soluble specialty fertilizers, as well as for food-grade phosphoric acid. Potassium nitrate is a major component in liquid and water soluble fertilizers, as well as in several other industrial applications.

Risk Factors

In the six months ended June 30, 2015, there were no material changes in the risk factors previously disclosed in our annual report on Form 20-F for the year ended December 31, 2014.Nonetheless, further to that stated in the annual financial statements (Form 20-F), on August 6, 2015, the Government of Israel decided to include the conclusions of the Sheshinski Committee with respect to taxation of natural resources as part of the Economic Plan Law for 2015-2016, and to authorize a committee of ministers to make changes in the conclusions before the memorandum of the proposed law is placed before the Israeli Knesset.

Quantitative and Qualitative Disclosures about Market Risk

Reference is made to “item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our annual report on Form 20-F for the year ended December 31, 2014.

Legal Proceedings

We are subject to various litigation and other legal proceedings. For a discussion of this matter, see "Contingencies, Litigations and Other Matters" in Note 9 to the Condensed Consolidated Interim Financial Statements included in this report.

54 Israel Chemicals Limited Q2 2015 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: August 12, 2015